Filed Pursuant to Rule 424(b)(3)
File No. 333-156450
Prospectus Supplement No. 4
(to prospectus dated December 31, 2008, as supplemented on January 12, 2009,
February 4, 2009 and March 5, 2009)

3,710,825 SHARES

COMMON STOCK

This prospectus supplement supplements information contained in the prospectus dated December 31, 2008 as supplemented on January 12, 2009, February 4, 2009 and March 5, 2009, referred to as the “prospectus,” relating to the resale by selling security holders of up to 3,710,825 shares of our common stock, $.0001 par value, issuable upon the exercise of warrants issued in connection with a financing transaction in June 2008.  You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The statements contained in this prospectus supplement are deemed to be made throughout the prospectus and shall modify or supersede any conflicting statements contained in the prospectus, in each case to the extent applicable.

Investment in our securities involves a high degree of risk.  See “Risk Factors” beginning on page 4 of the prospectus for a discussion of risks that you should consider prior to investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is April 8, 2009.

Amendment to iLabor Agreement with Staffchex

On February 28, 2008, ClearPoint Resources, Inc., our wholly owned subsidiary and referred to as CPR, entered into an iLabor Network Supplier Agreement, referred to as the iLabor Agreement, with Staffchex, Inc. and its affiliate, collectively referred to as Staffchex.  Pursuant to the iLabor Agreement, Staffchex agreed to process its temporary labor requests through our iLabor Network and to pay to CPR royalty payments, referred to as royalties, as a percentage of Staffchex’s weekly collections from its total billings for temporary staffing services provided to our clients through the iLabor Network or otherwise.  We are required to use a portion of the royalties received from Staffchex for the repayment of the term note issued to us by ComVest Capital, LLC in accordance with the terms of such term note, as amended.

On March 16, 2009, CPR and Staffchex entered into Amendment No. 1 to the iLabor Agreement, referred to as the amendment, pursuant to which the payment terms of the iLabor Agreement were restated.  The amendment provides that CPR will pay Staffchex for client-approved billable work hours at the agreed-upon hourly rate with respect to such client.  Royalties payable to CPR shall be calculated based on weekly collections.  For weekly collections of less than $1.4 million, the royalty is one and one-quarter percent (1.25%) and for weekly collections of $1.4 million or more, the royalty is two percent (2%).  If collections for a calendar year exceed $110 million, the royalty will be one and one-half percent (1.5%) for each dollar exceeding $110 million and if such collections exceed $150 million, the royalty will be one and one-quarter percent (1.25%) for each dollar exceeding $150 million.  Unpaid royalties shall bear interest at the rate of one and one-half percent (1.5%) per month.

Staffchex commenced weekly payments pursuant to the amendment on March 18, 2009.  In addition, Staffchex agreed to make 104 weekly payments of $4,096 followed by 52 weekly payments of $3,105 for past-due royalties owed through February 28, 2009.  Such additional payments will commence on June 3, 2009.  The failure of Staffchex to make payments due pursuant to the iLabor Agreement constitutes a material breach.  In the event of nonpayment, Staffchex will have a ten (10) day cure period to make any delinquent payments.  If such payments remain outstanding following the cure period, Staffchex agreed to direct its affiliated receivables factoring company to make the required payment to CPR.

In addition, the amendment provides that Staffchex may not assign, convey, sell, transfer or lease the Customer Account Property, as defined in an Asset Purchase Agreement dated February 28, 2008 among Staffchex and CPR, or the underlying customer agreements transferred to Staffchex pursuant to such agreement without the prior written consent of CPR.  Such consent will not be required in connection with a transaction occurring after February 28, 2012 and is part of a sale of 100% of the stock of Staffchex or all or substantially all of its assets.